Part II: Activities of the Broker-Dealer Operator and its Affiliates
Item 6: Activities of Service Providers

b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

⦿ Yes ○ No

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

Equinix NY4 is the outsourced data center for BOATS' matching engines. Equinix provides a secure space for the BOATS servers, as well as cross-connects, power, space, and professional services. Further information on Equinix is contained in Part III, Item 6.

Fundamental Interactions, Inc. ("FI") is a technology and software developer that licenses certain matching engine software products to BOATS via a sub-licensing agreement with BOT - the parent company of the ATS operator. FI hosts BOATS' servers in their secure cage within the Equinix NY4 data center. BOATS uses FI technology and software for matching, risk, and data dissemination, with full control of these activities exercised by the ATS. FI personnel ("FI Personnel") also provide support services to BOATS regarding the use of the FI technology and software. See also Part III, Item 11.

As described in Part III, Item 22, BOATS has entered into a clearing agreement with RQD* Clearing, LLC ~~Velox Clearing LLC~~ (NSCC # 4305 ~~3856~~), a FINRA member firm and a member of the National Securities Clearing Corporation, to provide for clearance and settlement of transactions executed on the ATS. OneMarketData LLC provides last print data to BOATS.

c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?

○ Yes ⦿ No

Part III: Manner of Operations

Item 2: Eligibility for ATS Services

a. Does the NMS Stock ATS require Subscribers to be registered broker-dealers?

⦿ Yes ○ No

b.   Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?

◉ Yes ◯ No

If yes, list and provide a summary of the conditions.

The ATS allows as Subscribers those applicants who satisfy certain eligibility requirements. Specifically, Subscribers must meet the following requirements:

1. It is a U.S. Securities and Exchange Commission ("SEC") registered broker-dealer and a member in good standing of at least one self-regulatory organization.

2. Satisfy such technical or systems requirements as may be prescribed by BOATS, including but not limited to connectivity certification, the ability to send orders and cancellations, and to receive trades, cancellations, rejects and trade breaks from the ATS.

3. Have clearing and settlement systems and/or arrangements in place to support participation on the ATS, which would include clearing or accepting clearing of securities through RQD* Clearing, LLC ~~Velox Clearing LLC~~ (NSCC # 4305 ~~3856~~), BOATS' clearing firm, and has in place relevant documentation to establish this clearing relationship.

4. Execute the Subscriber Agreement.

5. Execute an appropriate "give-up" agreement to establish an "on behalf of" reporting relationship (e.g., an executed Uniform Trade Reporting Facility Service Bureau/Executing Broker Agreement or Nasdaq AGU/Attachment 2 Agreement).

6. It has completed that ATS's onboarding process (e.g., satisfied BOATS' KYC/AML review, passed OFAC checks, passed a disciplinary review, executed all pertinent agreements).

BOATS shall, after receiving a completed Subscriber Agreement and any additional documentation requested, in its discretion, approve or reject such application, or approve such application subject to such conditions and/or restrictions as it considers appropriate (e.g., potentially limiting the number of orders a Subscriber may send). It processes all applications and completes its review and approval/denial process within a timely manner of receipt of each completed Subscriber application. Each approval or denial must be authorized by the BOATS Managing Director/CCO. Trading Operations shall then promptly notify the applicant of the decision.

BOATS creates and maintains records of all such decisions granting access, denying access, and granting limited or restricted access, for each applicant, and the reasons for so doing.

7. Comply with credit risk controls, as described in Part III, Item 7.

c. If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons?

⦿ Yes ○ No

d. Does the NMS Stock ATS require Subscribers to enter a written agreement to use the ATS services?

⦿ Yes ○ No

Item 22: <u>Clearance and Settlement</u>

a. Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (<u>e.g.,</u> whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).

BOATS' clearing firm is RQD* Clearing, LLC ~~Velox Clearing LLC~~ (NSCC # 4305 ~~3856~~). RQD* Clearing, LLC ~~Velox Clearing LLC~~ is a participant in the National Securities Clearing Corporation, which clears equity transactions, and The Depository Trust Company ("DTC"), which facilitates settlement of equity and other types of securities. BOATS provides trade information to RQD* ~~Velox~~ in an end-of-day format for clearing purposes. RQD* ~~Velox~~ submits the trade information to NSCC to facilitate settlement. Settlement of trades executed on the ATS occurs through the Continuous Net Settlement (CNS) system operated by DTC and generally settle on the second day after the trade.

A Subscriber must execute appropriate "give-up" agreements to establish an "on behalf of" reporting relationship (e.g., an executed Uniform Trade Reporting Facility Service Bureau/Executing Broker Agreement or Nasdaq AGU/Attachment 2 Agreement).

BOATS executes trades solely in an agency cross capacity. It does not become counterparty to any Subscriber trades.

b. Are the procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?

⦿ Yes ○ No